Exhibit 99.1

AirMedia Enters into Amendment to Merger Agreement for Going Private Transaction

BEIJING, June 27, 2016 — AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced that on June 27, 2016, it entered into an Amendment No. 1 to the Agreement and Plan of Merger (the “Merger Agreement Amendment”) to amend that certain Agreement and Plan of Merger (the “Merger Agreement”), dated September 29, 2015, by and among the Company, AirMedia Holdings Ltd. (“Parent”) and AirMedia Merger Company Limited (“Merger Sub”), a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, either the Company or Parent could terminate the Merger Agreement if the merger contemplated by the Merger Agreement (the “Merger”) has not been completed by the date of June 28, 2016 (the “Termination Date”). The Merger Agreement Amendment extends this Termination Date to December 31, 2016. In connection with the proposed Merger, the Company has filed a transaction statement on Schedule 13E-3, a preliminary proxy statement and related materials with the Securities and Exchange Commission, and expects to file an amendment to the Schedule 13E-3 and updated proxy materials with the SEC in a timely manner. The amendment to the Schedule 13E-3 will include as an exhibit to such filing the Merger Agreement Amendment.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and at Sinopec’s service stations in China. AirMedia also has concession rights to operate the Wi-Fi systems on trains administered by eight railway administrative bureaus in China as well as on many long-haul buses in China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Investor Contact:

Richard Wu

Chief Financial Officer

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn